EXHIBIT 99.1

CANADIAN NATURAL RESOURCES LIMITED ANNOUNCES
2013 BUDGET
CALGARY, ALBERTA – DECEMBER 4, 2012 – FOR IMMEDIATE RELEASE

In commenting on the Company’s 2013 budget, John Langille, Vice-Chairman, stated, “Canadian Natural’s 2013 capital budget will deliver near term production growth, enable continued development of our long life, low decline asset base and provide unallocated free cash flow.  We target to generate approximately $7.6 billion of cash flow and $0.7 billion of free cash flow, further strengthening our financial position.”

Steve Laut, President, continued, “Our 2013 budget reflects the strength and breadth of our assets.  Our capital program is balanced in allocation to near term growth and longer term growth that will support and drive sustainable free cash flow in 2013 and beyond.  We have developed the largest reserve base in our peer group and this provides us options to allocate capital to the highest return projects.  This is evident in our ability to grow crude oil and NGL volumes in 2013 by 9% while spending only half our capital budget on projects that add production in 2013.  Heavy oil is a significant contributor to the growth in 2013.  As new conversion capacity and infrastructure come online in 2013 we expect to benefit from stronger Canadian heavy oil pricing.  We continue to execute on our defined plan that will provide value to shareholders over the near, mid and long term.”

HIGHLIGHTS OF THE 2013 BUDGET

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Canadian Natural’s 2013 capital budget is targeted at $6.9 billion.  The 2013 capital budget delivers both near term crude oil and NGLs production growth of approximately 9% and the effective development of the Company’s long life, low decline asset base, which will provide greater and more sustainable free cash flow in 2014 and beyond.

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The Company’s 2013 cash flow is targeted to be $7.6 billion at the midpoint, providing approximately $0.7 billion of free cash flow to allocate to dividends, share repurchases, opportunistic acquisitions or debt repayment.

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The Company’s balanced asset base, and high working interest and operatorship allows for significant flexibility and efficiency during the capital allocation decision making process.  Approximately 53% of 2013 total capital spending will be required to grow production in 2013 and the remaining capital will be allocated toward longer-life, more sustainable assets that will generate significant incremental free cash flow in the future.  In addition, approximately $2.9 billion of the 2013 capital budget represents capital flexibility which allows the Company to reallocate capital over the course of 2013.

▪
Canadian Natural has a vast and balanced asset base that contains both near and long term growth potential.  The Company’s portfolio contains in excess of 7.5 billion BOE of proved and probable reserves, the largest in its peer group.

▪	Canadian Natural’s ability to allocate its free cash flow in a balanced manner is evident in its return to shareholders.

—	Over the last decade, the Company has delivered a 21% compound average growth rate (CAGR) in dividends per share.

—	Since the completion of construction at Horizon in 2008, total dollars returned to shareholders in the form of dividends and share repurchases have grown by a CAGR of 38% through 2012.

—	To date, share repurchases in 2012 have accumulated to 9,712,700 common shares at a weighted average price of $29.01 per common share.

Crude Oil and NGLs

▪	Total crude oil and NGLs production target of 482,000 bbl/d to 513,000 bbl/d represents a midpoint increase of approximately 9% from the midpoint of 2012 guidance.

North America – Exploration and Production

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Primary heavy crude oil production is targeted to increase from the 2012 midpoint guidance by 11% in 2013 to between 139,000 bbl/d and 143,000 bbl/d as the Company high-grades its large (~8,500 wells) inventory to effectively and efficiently execute an 890 net well drilling program in 2013.  The Company will drill over 120 net horizontal wells that will target new play types.  Primary heavy crude oil currently generates the highest return on capital in Canadian Natural’s balanced portfolio.

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Pelican Lake crude oil production is targeted to increase from the 2012 midpoint guidance by 19% to between 46,000 bbl/d and 50,000 bbl/d as polymer response is now being realized from the Company’s 2011 and 2012 polymer flood expansions.  The development of Pelican Lake will continue to focus on injection optimization, monitoring polymer response and expanding the polymer flood across this long life field.  Canadian Natural targets to have 56% of the field converted to polymer flood by year end 2013.  Pelican Lake capital spending in 2013 includes completion of a new battery with an initial start-up facility capacity of 25,000 bbl/d at Pelican Lake.  Completion of the battery is targeted in mid-2013 and will handle the additional targeted polymer driven production from Pelican Lake.

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North America light crude oil and NGLs production is a significant part of Canadian Natural’s balanced portfolio. Production volumes are targeted to increase from the 2012 midpoint guidance by 6% to between 65,000 bbl/d and 69,000 bbl/d. North America light oil capital is allocated to secondary and tertiary recovery projects, and 114 net light oil wells, 41 of which are targeting new play developments that were initiated in 2012.  The Company continues to advance horizontal well multi-frac technology in pools across its land base.  In addition, 70% of targeted total drilling will be focused on horizontal wells.

North America – Thermal In Situ Oil Sands and Horizon Oil Sands Mining

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Canadian Natural continues to execute its defined, cost effective plan of developing its oil sands projects providing longer life, low decline assets which will generate significant shareholder value for decades to come. Total oil sands production from Thermal In Situ Oil Sands (Thermal In Situ) and Horizon Oil Sands (Horizon) is targeted to range from 200,000 bbl/d to 215,000 bbl/d in 2013.

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The Company targets to grow Thermal in situ production to approximately 510,000 bbl/d of capacity by delivering projects that will add 40,000 bbl/d to 60,000 bbl/d of production every two to three years over the next two decades.

o
Thermal in situ production is targeted to increase from the 2012 midpoint guidance by 5% to between 100,000 bbl/d and 107,000 bbl/d as a result of continued low cost Primrose pad developments (targeted at $13,000 per flowing bbl/d).

o
Kirby South Phase 1 continues to progress ahead of plan.  To date, the Company has reached 74% completion and 89% commitment of total Kirby South Phase 1 capital expenditures.  2013 budgeted capital is approximately $315 million to support the completion of construction and 3 additional pads. Kirby South Phase 1 is targeted for first steam injection in late 2013 with facility capacity of 40,000 bbl/d, further driving thermal production growth in 2014.

o
Budgeted capital for Kirby North Phase 1 is approximately $205 million to progress detailed engineering, order modules and construct camp facilities.  Project sanction is targeted for the first half of 2013.

o
Thermal in situ project timing has been modified to accommodate the potential inclusion of recently acquired lands adjacent to Canadian Natural’s greater Kirby area and provide a more balanced capital expenditures profile going forward.  As a result, Kirby North Phase 1 and Grouse are now scheduled for first steam injection in 2016, and between 2017 and 2019 respectively.

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In 2013, Horizon production is targeted between 100,000 bbl/d to 108,000 bbl/d of synthetic crude oil (SCO). This range includes production curtailment during an 18 day planned maintenance turnaround that is scheduled for May 2013.

o
Canadian Natural continues to execute its disciplined strategy of staged expansion to 250,000 bbl/d of SCO facility capacity and work remains on track.  Projects currently under construction are trending at or below cost estimates.  For 2013, budgeted project capital expenditures at Horizon reflect the Board of Directors approval of approximately $2.1 billion in targeted strategic expansion.

o
Canadian Natural maintains a flexible schedule for Horizon expansion construction to ensure capital efficiencies.  To date, the Company has reached 16% completion and 38% commitment of total Horizon project capital expenditures and targets a 10,000 bbl/d facility capacity increase in 2015, a 45,000 bbl/d facility capacity increase in 2016 and an 80,000 bbl/d facility capacity increase in 2017.  For the next 5 years, the Company targets to spend approximately $2.0 billion to $2.5 billion per year on Horizon project expansions to achieve a step-wise increase in production to 250,000 bbl/d of SCO.

International – Exploration and Production

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International crude oil production is targeted to range between 32,000 bbl/d and 36,000 bbl/d.  Q4/12 to Q4/13 production is targeted to increase approximately 6%.  International light oil activities in 2013 will include ramp up of drilling programs in the North Sea and Espoir, Offshore Africa.

–	In the North Sea, the Company is targeting a second drilling operation to commence in the last half of 2013 at Ninian.

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Canadian Natural’s eight well infill drilling program at the Espoir Field continues to progress. The drilling rig is in Côte d’Ivoire and preparations are currently being undertaken to commence drilling operations in 2013. The Company targets first oil in the first half of 2013 ramping up to production of 6,500 BOE/d at the completion of the Espoir drilling program, offsetting natural declines. The cost of this program is targeted at $24,000 per flowing BOE/d.

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Canadian Natural continues to make significant progress on its exploration project in South Africa.  Long leads equipment has been ordered for the earliest potential drilling window beginning in late 2013 or early 2014.  This exploration project has significant billion barrel type structures located on this 100% owned Canadian Natural block.  The Company is currently progressing the plan to bring in a partner to drill this well.  Interest has been very strong from a select group of operators.

Natural Gas

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Total natural gas targeted production of 1,085 MMcf/d to 1,145 MMcf/d represents a midpoint decrease of 9% from the midpoint of 2012 forecasted annual guidance while Q4/12 to Q4/13 production is targeted to decrease 2%.  The annual decrease reflects low drilling levels associated with the Company’s strategic decision to allocate capital to higher return crude oil projects.

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Canadian Natural is the second largest producer of natural gas in Canada and a significant owner and operator of natural gas infrastructure in Western Canada.  The Company’s large North America natural gas and NGLs reserve base of 6.6 Tcfe, company gross proved and probable reserves, generates operating free cash flow and presents significant upside potential for natural gas production and growth in operating free cash flow when natural gas prices recover.

▪
The Company will recommence in 2013 the expansion of its liquids rich Montney play, Septimus, due to forecasted higher natural gas pricing.  In 2013, the Company will complete 10 wells that were initially drilled in early 2012, and will drill and complete 14 additional wells.  The plant expansion is targeted for completion in late 2013 and will increase sales capacity to 125 MMcf/d, yielding 12,200 bbl/d of liquids following processing through the plant and deep cut facilities.  Canadian Natural has the largest Montney land position in Western Canada of approximately 1,043,800 net acres.  In addition, other North America natural gas activity includes drilling 16 net liquids rich natural gas wells for strategic drilling and lease preservation.

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Overall

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Total BOE production is targeted to range from 663,000 BOE/d to 704,000 BOE/d, representing a midpoint increase of 3% from the midpoint of 2012 average production guidance.  Q4/12 to Q4/13 average production is targeted to increase approximately 6%.

▪
Canadian Natural’s 2013 production and capital guidance is based on average annual WTI strip pricing of US$89.36/bbl, AECO strip pricing of C$3.41/GJ, and Western Canadian Select heavy oil differential of US$17.87/bbl.  Partly based on this forecast, the Company’s focus remains on growing higher return crude oil and NGLs projects.  Heavy oil differential volatility is expected to lessen over the next year and a half as heavy oil conversion capacity is added in the first half of 2013.  PADD II heavy oil refining capacity is anticipated to increase by 310,000 bbl/d, a 20% increase from existing capacity.  In late 2013 and into 2014, pipeline constraints should reduce as pipelines from the US Midwest to the US Gulf Coast are expanded.

▪
Work continues as scheduled on the North West Redwater 50,000 bbl/d bitumen refinery (78,000 bbl/d of bitumen blend).  Completion of the project is targeted for mid-2016 and is targeted to provide Canadian Natural (50% owner) a minimum 10% after tax return on its equity investment in the project.  The Company will also provide 12,500 bbl/d of bitumen feedstock to the refinery as a toll payer.

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PRODUCTION AND CAPITAL GUIDANCE

Canadian Natural continues its strategy of maintaining a large portfolio of varied projects. This enables the Company to provide consistent growth in production and high shareholder returns over an extended period of time. Annual budgets are developed, scrutinized throughout the year and changed if necessary in the context of project returns, product pricing expectations, and balance project risks and time horizons. Canadian Natural maintains a high ownership level and operatorship in its properties and can therefore control the nature, timing and extent of expenditures in each of its project areas.

The production guidance for 2012F and 2013B are as follows:

Daily production volumes, before royalties	2012 Forecast	2013 Budget
Natural gas (MMcf/d)	1,222 - 1,229	1,085 - 1,145

Crude oil and NGLs (Mbbl/d)
North America – Exploration and Production	229 - 232	250 - 262
North America – Thermal In Situ	98 - 100	100 - 107
North America – Oil Sands Mining	87- 89	100 - 108
International	38 - 39	32 - 36
	452 - 460	482 - 513

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The capital expenditure guidance for 2012F and 2013B are as follows:

($ millions)	2012 Forecast	2013 Budget
North America natural gas	$470	$445
North America crude oil	2,190	1,965
International crude oil	420	605
Total Exploration and Production	$3,080	$3,015

Thermal In Situ Oil Sands
Primrose and Future	970	770
Kirby South Phase 1	540	315
Kirby North Phase 1	-	205
Total Thermal In Situ Oil Sands	$1,510	$1,290

Property acquisitions, dispositions and other	$185	$85

Horizon Oil Sands Mining
Project Capital
Reliability – Tranche 2	$75	$100
Directive 74 and Technology	135	60
Phase 2A	240	180
Phase 2B	505	940
Phase 3	240	535
Phase 4	15	20
Owner’s costs and other	170	245
Total Capital Projects	1,380	2,080
Sustaining capital	200	180
Turnarounds and reclamation	25	105
Capitalized interest and other	70	190
Total Horizon Oil Sands Mining	$1,675	$2,555

Total Capital Expenditures	$6,450	$6,945

The above capital expenditure guidance for 2012F and 2013B incorporate the following levels of drilling activity:

Drilling activity (number of net wells)	2012 Forecast	2013 Budget
Targeting natural gas	35	30
Targeting crude oil	1,103	1,028
Targeting thermal in situ	165	132
Stratigraphic test / service wells – Exploration and Production	23	31
Stratigraphic test / service wells – Thermal in situ	395	187
Stratigraphic test / service wells – Oil Sands Mining	311	353
Total	2,032	1,761

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Forward-Looking Statements

Certain statements relating to Canadian Natural Resources Limited (the “Company”) in this document or documents incorporated herein by reference constitute forward-looking statements or information (collectively referred to herein as “forward-looking statements”) within the meaning of applicable securities legislation. Forward-looking statements can be identified by the words “believe”, “anticipate”, “expect”, “plan”, “estimate”, “target”, “continue”, “could”, “intend”, “may”, “potential”, “predict”, “should”, “will”, “objective”, “project”, “forecast”, “goal”, “guidance”, “outlook”, “effort”, “seeks”, “schedule” or expressions of a similar nature suggesting future outcome or statements regarding an outlook. Disclosure related to expected future commodity pricing, production volumes, royalties, operating costs, capital expenditures and other guidance provided throughout this Management’s Discussion and Analysis (“MD&A”), constitute forward-looking statements. Disclosure of plans relating to and expected results of existing and future developments, including but not limited to Horizon Oil Sands, Primrose East, Pelican Lake, Olowi Field (Offshore Gabon), and the Kirby Thermal Oil Sands Project also constitute forward-looking statements. This forward-looking information is based on annual budgets and multi-year forecasts, and is reviewed and revised throughout the year if necessary in the context of targeted financial ratios, project returns, product pricing expectations and balance in project risk and time horizons. These statements are not guarantees of future performance and are subject to certain risks. The reader should not place undue reliance on these forward-looking statements as there can be no assurances that the plans, initiatives or expectations upon which they are based will occur.

In addition, statements relating to “reserves” are deemed to be forward-looking statements as they involve the implied assessment based on certain estimates and assumptions that the reserves described can be profitably produced in the future. There are numerous uncertainties inherent in estimating quantities of proved crude oil and natural gas reserves and in projecting future rates of production and the timing of development expenditures. The total amount or timing of actual future production may vary significantly from reserve and production estimates.

The forward-looking statements are based on current expectations, estimates and projections about the Company and the industry in which the Company operates, which speak only as of the date such statements were made or as of the date of the report or document in which they are contained, and are subject to known and unknown risks and uncertainties that could cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such risks and uncertainties include, among others: general economic and business conditions which will, among other things, impact demand for and market prices of the Company’s products; volatility of and assumptions regarding crude oil and natural gas prices; fluctuations in currency and interest rates; assumptions on which the Company’s current guidance is based; economic conditions in the countries and regions in which the Company conducts business; political uncertainty, including actions of or against terrorists, insurgent groups or other conflict including conflict between states; industry capacity; ability of the Company to implement its business strategy, including exploration and development activities; impact of competition; the Company’s defense of lawsuits; availability and cost of seismic, drilling and other equipment; ability of the Company and its subsidiaries to complete capital programs; the Company’s and its subsidiaries’ ability to secure adequate transportation for its products; unexpected difficulties in mining, extracting or upgrading the Company’s bitumen products; potential delays or changes in plans with respect to exploration or development projects or capital expenditures; ability of the Company to attract the necessary labour required to build its thermal and oil sands mining projects; operating hazards and other difficulties inherent in the exploration for and production and sale of crude oil and natural gas; availability and cost of financing; the Company’s and its subsidiaries’ success of exploration and development activities and their ability to replace and expand crude oil and natural gas reserves; timing and success of integrating the business and operations of acquired companies; production levels; imprecision of reserve estimates and estimates of recoverable quantities of crude oil, bitumen, natural gas and natural gas liquids (“NGLs”) not currently classified as proved; actions by governmental authorities; government regulations and the expenditures required to comply with them (especially safety and environmental laws and regulations and the impact of climate change initiatives on capital and operating costs); asset retirement obligations; the adequacy of the Company’s provision for taxes; and other circumstances affecting revenues and expenses. The Company’s operations have been, and in the future may be, affected by political developments and by federal, provincial and local laws and regulations such as restrictions on production, changes in taxes, royalties and other amounts payable to governments or governmental agencies, price or gathering rate controls and environmental protection regulations. Should one or more of these risks or uncertainties materialize, or should any of the Company’s assumptions prove incorrect, actual results may vary in material respects from those projected in the forward-looking statements. The impact of any one factor on a particular forward-looking statement is not determinable with certainty as such factors are dependent upon other factors, and the Company’s course of action would depend upon its assessment of the future considering all information then available.

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Readers are cautioned that the foregoing list of factors is not exhaustive. Unpredictable or unknown factors not discussed in this report could also have material adverse effects on forward-looking statements. Although the Company believes that the expectations conveyed by the forward-looking statements are reasonable based on information available to it on the date such forward-looking statements are made, no assurances can be given as to future results, levels of activity and achievements. All subsequent forward-looking statements, whether written or oral, attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these cautionary statements. Except as required by law, the Company assumes no obligation to update forward-looking statements should circumstances or Management’s estimates or opinions change.

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CONFERENCE CALL

A conference call will be held at 9:00 a.m. Mountain Time, 11:00 a.m. Eastern Time on Tuesday, December 4, 2012. The North American conference call number is 1-877-240-9772 and the outside North American conference call number is 001-416-340-8527. Please call in about 10 minutes before the starting time in order to be patched into the call. The conference call will also be broadcast live on the internet and may be accessed through the Canadian Natural website at www.cnrl.com.

WEBCAST

This call is being webcast and can be accessed on Canadian Natural's website at www.cnrl.com. Presentation slides will be available on Canadian Natural's website in PDF format shortly before the live conference call webcast.

For further information, please contact:

CANADIAN NATURAL RESOURCES LIMITED
2500, 855 – 2nd Street S.W.
Calgary, Alberta
T2P 4J8

Telephone:	(403) 514-7777	JOHN G. LANGILLE
Facsimile:	(403) 514-7888	Vice-Chairman
Email:	ir@cnrl.com
Website:	www.cnrl.com	STEVE W. LAUT
President

Trading Symbol - CNQ Toronto Stock Exchange New York Stock Exchange		COREY B. BIEBER Vice-President, Finance & Investor Relations

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